Mail Stop 4720

March 18, 2010

Steven Nichtberger, MD
President and Chief Executive Officer
Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403

>   **Re: Tengion, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 17, 2010**
>   **File No. 333-164011**

Dear Dr. Nichtberger:

We have reviewed your Form S-1/A and response letter each filed on March 17, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Management, page 84

1. We are reissuing prior comment 6 as it does not appear that you provided the requested analysis. Please provide us with a supplemental analysis which supports your conclusion that the risks arising from your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on you and your business. In this analysis, please discuss your policies and practices of compensating your employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives. Please consider all material risks to your company, including, but not limited to incurring costs with a low probability of return, engaging in activities that may

Steven Nichtberger, MD
Tengion, Inc.
March 18, 2010

       result in lawsuits and engaging in financing activities that erode shareholder value or otherwise put the company at risk. Alternatively, please revise your filing to provide the information required by Item 402(s) of Regulation S-K.

*   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Keira Nakada at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

                         Sincerely,

                         Jeffrey Riedler
                         Assistant Director

cc: Kevin T. Collins, Esq.
        Martin C. Glass, Esq.
        Jason M. Casella, Esq.
        Goodwin Procter LLP
        The New York Times Building
        620 Eighth Avenue
        New York, NY 10018